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                                FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange* Commission that it registers under and pursuant to the provisions of Section 8*
(a) of the Investment Company Act of 1940 and in connection with such* notification of registration submits the following information:
_____________________________________________________________________________

TIMOTHY RAY HOWARD II WHFIT
1201 North La Brea Avenue, Ste 118
Inglewood, California  90302

Phone: 424-312-6703

Name and address of Agent for service of process:
Howard II, Timothy Ray, Trustee
c/o 1201 North La Brea Avenue, Suite 118
Inglewood, California [90302]
non-domestic without the US

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(a) of the* Investment Company Act of 1940 concurrently with the filing of Form N-8A:*
  YES [X]   NO[  ]



During the preparation of Form N-8A, notification of registration c/o TIMOTHY* RAY HOWARD II WHFIT, the trustee was unable to determine full classification* as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this* notification of registration stating its correct classification after review* and evaluation of trust assets.



In the matter of public interest the attached Declarations of trust are* private and should be treated with confidentiality.















JURAT





Pursuant to the requirements of the Investment Company Act of 1940 the trustee* of the registrant has caused this notification of registration to be duly* signed on behalf of the registrant in the city of _________________, and the* state of _________________ on the ______ day of ____________ 20____.








Signature: _________________________________
                (Name of Registrant)


         WITHOUT PREJUDICe

By:________________________________________
     ALL RIGHTS RESERVED WITHOUT
     THE U.S 28 U.S.C. ?1746(1)


   ________________________________
           (Title)





Attest: ___________________________
                             (Name)


           ___________________________
                               (Title)





Timothy Ray Howard II, Trustee
c/o 1201 North La Brea Avenue, Ste 118
Inglewood, California [90302]
non-domestic without the US

Date: 11/30/2018

To: Agents and Representatives, successors and assigns, of the UNITED STATES* and all subdivisions of same; FEDERAL RESERVE Officers and Board of Directors* and subdivisions; All local, State, Federal, and/or international governments,* organizations, agencies, the International Monetary Fund; the Queen of England* and all subordinates; successors and assigns, and not limited to:

AFFIDAVIT OF PUBLIC NOTICES
Part I
Acceptance of Oath by United States President
Beneficiary Rights/ Rights to Accept for Value
Declarations, inclusive of:
        Notice of WHFIT/NMWHFIT
        Notice of Successorship
Matters of Interest
U.S. Citizen as Surety
Birth Certificate
Special Notice to the Federal Reserve-Instruments Issued for and by the US Endorsement Language for Instruments and Checks
International Bills of Exchange
Conclusions

Part II
Notice of Understanding, Intent and Claim of Right
Duty to Speak
 Jurat

Attachments
Assumed Name Certificate (ANC)/ MN SOS File# 1024689200026
Certificate of Existence and Registration
Proof of Publishing ? WWA# 3157286














Reg Mail # __________________
Original Certified Copy of Original Document
Steven T. Mnuchin, Secretary
Department of the Treasury
1500 Pennsylvania Avenue , NW
Washington, D.C. 20220

Reg Mail # _______________________
Original Certified Copy of Original Document
Jovita Carranza, Treasurer
Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Reg Mail # _______________________
Original Certified Copy of Original Document
Alexander Acosta, Secretary
Office of the Secretary
Department of Labor, Office 2521
200 Constitution Avenue, NW
Washington, D.C 20210

Reg Mail # _______________________
Original Certified Copy of Original Document
IRS Technical Support Division
c/o UCC Contract Trust
Internal Revenue Service
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Reg Mail # _______________________
Original Certified Copy of Original Document
Enterprise Computing Center-Martinsburg
Attn: Chief, Information Returns Branch
Mail Stop 360
230 Murall
Kearneysville, WV 25430

Reg Mail # _______________________
Original Certified Copy of Original Document
Mike Pompeo, Secretary
U.S. Secretary of State
Harry S. Truman Building
2201 C Street, NW
Washington, D.C. 20521

Reg Mail # _______________________
Original Certified Copy of Original Document
Matthew G. Whitaker, Acting Attorney General
U.S. Attorney General
U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, D.C. 20530

Reg Mail # _______________________
Original Certified Copy of Original Document
David Kautter, Acting Commissioner
Internal Revenue Service
U.S. Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Reg Mail # _______________________
Original Certified Copy of Original Document
David Anderson, Acting Deputy Director
U.S. Marshall Service
1215 S. Clark St.
Arlington, VA. 22202

Reg Mail # _______________________
Original Certified Copy of Original Document
Department of the Treasury
Internal Revenue Service Center
Fresno, CA 93888

Reg Mail # _______________________
Original Certified Copy of Original Document
Edmund G. Brown Jr, Governor
California State Governor
c/o State Capitol, Suite 1173
Sacramento, CA. 95814

Definitions

The First Amendment gives me a right to communicate as I see fit. Included* within that right is the right to define the meaning and significance of* certain words and actions, which are ?symbols? that communicate an intention, therefore, I am compelled to define all words and phrases that may be used in* order to avoid being injured by any presumptions and/or assumptions.

The definitions of words, phrases and sentences used in the following are those* of a common man. Words and their meanings are as those meanings as accepted in* the casual course of human interaction in a civilized community similarly* educated and experienced as to their use.

Terms of Art and Words of Art, as they are known in corporate Legal writings,* are foreign to this document unless used descriptively herein and may not be* interjected or construed by any agent or authority without signed contractual* permission of Declarant/Affiant.


NOMENCLATURE
Notice to all interested parties, recipients, Principals and Agents. Within the context of this Notice and Claim, and future issues of instruments/claims* contemplated and described herein, the names, titles and designations listed* below are synonymous in use and intent, and noted as reference to the Declarant/Affiant.

Howard II, Timothy Ray; Howard II, Timothy R.; Howard II, Timothy; his,* himself, Living Man.

All titles of designation referring to the Non-resident Non-person Declarant/* Affiant contained within the following document and Notice, i.e. Executor,* Declarant, Affiant, Non-resident Non-person, Grantor, Beneficiary, and Trustee* are synonymous in use or intent.

All titles of designation contained herein, used as or in reference to* corporate government entities, Agents or Officers, successors or subdivisions,* included but not limited to, United States, United States, Inc., United States* Government, United States of America, STATE, CALIFORNIA, UNITED STATES, UNITED* STATES OF AMERICA, UNITED STATES INC., U.S. Government and U.S. are synonymous* in use and intent relative to, and within, the specific context used/referenced.



AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principal, Notice to Principal is Notice to Agent

I, Howard II, Timothy Ray, herein after ?Affiant? and/or Declarant/Affiant* affirm and declare, in the presence of the Creator, under penalty of perjury* under the laws of the United States of America and under the laws of the State* of California that the foregoing facts and statements made by me are true,* correct, and complete to the best of my knowledge and ability.

1.Affiant is of age of majority, of sound mind and competent to testify. 2.Affiant is a Non-resident Non-person in the nation/state California Republic,* a member republic of the Union established by the Articles of Confederation and* later expressed by the Declaration of Independence and the Constitution for the* united States of America.
3.All the facts stated herein are true, correct, and complete in accordance* with Affiant?s best first hand knowledge and overstanding, admissible as* evidence, and if called upon as a witness, Affiant will testify to their* veracity.
4.I have, in Good Faith, determined the facts stated herein as being true,* correct, complete, and not meant to mislead. By signing this Affidavit of* Public Notice before a Notary Public as an authentic act, do hereby claim and* declare:

In Good Faith, I hereby and herein declare and proclaim the following with* clean hands at arm?s length:

Equality is Paramount and Mandatory by Law, and Affiant in not a Corporation, and Affiant is not a Fiction or Artificial entity, and Affiant is a real ?Flesh and Blood Man?, and

Constitutions have jurisdiction over the Governments they create; fictional* entities (Corporations) are inferior to the Governments who have jurisdiction* over them, and

The agents of Government are the TRUSTEES for the Grantor/Beneficiary, and

The united states of america is a common law jurisdiction, and

A statue is defined as a legislated rule of society which has been given only* the force of law, and

A society is defined as a number of people joined by mutual consent to* deliberate, determine, and act under a common goal, and

The only form of government recognized as lawful in the united States of* America is a representative one, and Representation requires mutual consent,* and

In the absence of mutual consent, neither representation nor governance can* exist, and

People in the united States of America have a right to revoke or deny consent* to be represented and thus governed, and if anyone does revoke or deny* consent, they then may exist free of government control and statutory* restraints, and a ?Non-resident Non-person? is one who has lawfully revoked* consent and exists free of statutory restrictions, obligations and* limitations, and

A citizen numbered by or issued/assigned a Social Security Number (SSN) is in* fact presumed to be an ?employee? of the federal government and thus bound* the statues created by and within Federal/State government jurisdiction(s),* and

Upon proper Notice, Claim of right, and express intent, a Non-resident Non-* person may disavow this employee presumption in fact, with prejudice, and* without waiver or forfeiture of privilege or benefit accrued, and

The lawful filing of IRS Form SSA-521/ 1099-C or others, respectively, and if* properly filed, abandons the citizen?s Social Security Number (SSN), waives* the SS retirement/disability benefit and forfeits the associated indebtedness* owed the citizen by the U.S.* Government as may be reported on IRS Form(s)* SSA-7050 or others.


Part I

Acceptance of Oath of President of the United States

Know all men by these presents that I, Howard II, Timothy Ray, a Living Man,* hereby accept the Article II, Section I, Clause 8, Oath of the President of* the United States in which he stated; ?I do solemnly swear (or affirm) that I* will faithfully execute the Office of the President of the United States and* will to the best of my ability, preserve, protect, and defend the Constitution* of the United States.? I accept the President?s Oath as an offer to me made in* good faith and I respectfully demand that he work for my benefit, I accept the* President?s position as executive Trustee and publicly declare him to be my* executive Trustee in regard to each trust mentioned herein, I accept my* position as Beneficiary of these several trusts.

I recognize that the Constitution creates a trust between the United States* and the People, as in ?to acknowledge or take notice of in some definite way?,* I recognize the President of the United States as executive Trustee of the* trust created y the Constitution. I hereby publicly acknowledge and accept my* position as a Beneficiary of the trust created by the Constitution. I hereby* claim all equitable title and interest available to me as a Beneficiary of* this trust. As a Beneficiary of this trust, I recognize that the United States* citizen/Assumed Business Name represented herein is a priority stockholder in* the corporate United States and through that citizen I have first and foremost* position in equity in the United States, and a right to various distributions* from that trust.

I recognize that in 1933 President Franklin D. Roosevelt created another trust* between the United States and the People. I recognize the President of the* United States as Executive Trustee of the trust created by President Roosevelt* in 1933. I hereby publicly acknowledge and accept my position as a beneficiary* of the trust created by President Roosevelt in 1933. As a Beneficiary of this* trust, I recognize the United States citizen/Assumed Business Name represented* herein is a priority stockholder in the corporate United States, and therefore,* I have first and foremost position in equity and a right to various* distributions from that trust. Affiant recognizes the proprietary antecedent* claim(s) derived from or on the basis of these pre-existing contracts.


Beneficiary Rights/ Rights to Accept for Value

 As a Beneficiary of the several trusts created by the Constitution and by* President Roosevelt, I hereby claim my right to accept for value any* instrument(s) issued for value. See: Title 31 Subtitle IV Chapter 51 Subchapter* 11 ?5118 Gold clause and consent to sue. Also that, Legal Tender, under the* Uniform Commercial Code (U.C.C.), Section 1-201 (24) (Official Comment) ?the* referenced Official Comment notes that the definition of money is not limited* to legal tender, under the U.C.C.. The test adopted is that of sanction of* government, whether by authorization before issue or adoption afterward, which* recognizes the circulating medium as a part of the official currency of that* government. The narrow view that money is limited to legal tender is rejected.?


Declarations
Declaration 1. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not issue Instruments privately with Original Issue Discount (OID)* 26 CFR ?1.1275-1(g) and ?1.1275-3; and may not avail himself of the following:*
1. The Documenting of The Evidence of Withholding of Federal Income Tax,* Federal Reserve Act of 1913 ?16, 26 USC ?3123, 2. The Reporting of Change in* Filing Method 26 CFR ?1.671-5, ?1.1271-?1.1275, 3. The Recognizing of The* Arrangement of the Non Mortgage Widely Held Fixed Investment Trust (NMWHFIT),* Internal Revenue Bulletin 2208-40, Notice 2008-77, 4. The Presenting of* Evidence of a Non-adverse party 26 USC ?672, 5. The Declaring of Trust* Interest Holder (TIH) Status and The Acting as a middleman/nominee, General* Instructions for Form 1099,1098,5498 and W-2G, 6.The Accruing of Interest and* the Dividends in Certain Hypothecation Scenarios Federal Reserve, 1961, Modern* Money Mechanics;Instructions for Form 1099-DIV, 1099-INT/OID, 7. The reporting* Under Safe Harbour Rules 26 CFR ?1.671-5, 8. The Producing of a Natural* Fungible Agricultural Commodity Within a NMWHFIT 7 CFR ?1(a) and ?6; Chapter* 9, Subchapter 11, Part A, ?191; USDA Packers & Stockyards, 9. The certifying* of Warehouse 7 USC Chapter 10, USDA P&SP, 10. The Exhaustion of Administrative* Remedies 26 CFR ?301.7430-1, 11. The Bonding of the Public Servant for the* Forwarding of All Bonds to the United States Treasury and to stay in honor as* successor, 18 US Code ?2071, ?2073, ?2075 and ?2076, and Declarant/Affiant* believed no such evidence exist.
Declaration 2. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not issue a Bill of Exchange as described in January 1, 2010,* Internal Revenue Service Manual 3.8.45.4.10.1, and Declarant/Affiant believes* no such evidence exists.
Declaration 3. . Declarant/Affiant has no record or evidence that Declarant/* Affiant may not and should not employ the following: 1. The Reporting of* Violations Through The Identification of Terrorist Acts and Piracy in* Commerce, The Patriot Act 2001 Subtitle A invoking 31 USC ?5318, Evidencing* the Special Maritime Jurisdiction Title 9 ?1, title 1 ?3, Providing Remedy*
For Plunder of Distressed Vessel 18 USC ?1658, 2. The Qualifying under*
Special Title as Federal Agency 5 USC ?105, 5 USC ?551, 3. The Contracting* as an Officer, 4. The Acceptability of Individual Surety, FAR 28.203,*
 28.201, 5. The Accepting of the Default Offer by The Public Servant?s*
Bonded Confession through Tacit Agreement FAR Part 42, 7 USC ?56, and* Declarant/Affiant believes no such evidence exist.
Declaration 4. Declarant/Affiant has no record or evidence that he cannot* conduct his commercial activities, private and public, under the Uniform* Commercial Code (U.C.C.), and Declarant/Affiant believes no such evidence* exists.
Declaration 5. Declarant/Affiant has no record or evidence that Howard II,* Timothy Ray, is not a 26 CFR Subtitle A, Chapter 1 Subchapter J, Part 1* Subpart E, Section 672(b) non-adverse party, and Declarant/Affiant believes* no such evidence exists.
Declaration 6. Declarant/Affiant has no record or evidence that on Nativity* date March/25/1976 A.D., Declarant?s/Affiant?s mother, unknowingly acting* as agent/informant for Howard II, Timothy Ray, did not grant the State, a* corporation known as STATE of CALIFORNIA, INC., a name and birth for* documentation, and form a corpus resulting in a certain WHFIT (Widely Held* Fixed Investment Trust) as defined in 26 CFR ?301.7701-4c, and Declarant/* Affiant believes no such evidence exists.*
Declaration 7. Declarant/Affiant has no record or evidence that TIMOTHY RAY* HOWARD II WHFIT EIN:54-8435225 did not become a United States person under 26* CFR ?7701(a)(30)(e) and did not become a corpus in fact from the granting by* Declarant/Affiant?s mother, unknowingly acting as agent/informant at birth for* baby boy, the Grantor of the boy, and Declarant/Affiant believes no such* evidence exists.
Declaration 8. Declarant/Affiant has no record or evidence of ever voluntarily* submitting to any condition of involuntary servitude and/or slavery, and* because involuntary servitude has been abolished, and being one of those* several rights public servants are sworn and obligated to protect, the* undersigned, pursuant to his right(s), is not compelled to be a part of a* corporation, church or political State and Declarant/Affiant believes no such* evidence exists.
Declaration 9. Declarant/Affiant has no record or evidence that a Trust* Interest holder (TIH) is not a Grantor, co-Trustee or co-Beneficiary holding* at least one interest, including but not limited to that of middleman, in the* Trust(s) as it applies per General Instructions for IRS Forms 1098/1099/5498* and W-2G, and Declarant/Affiant believes no such evidence exists.
Declaration 10. Declarant/Affiant has no record or evidence that any outside* approval is needed for the Grantor to appoint, by will or Notice, the income* of the Trust(s) as per 26 CFR Subtitle A, Chapter 1 Subchapter J, Part 1* Subpart E, Section 674(b)(3), and Declarant/Affiant believes no such* evidence exists.
Declaration 11. Declarant/Affiant has no record or evidence that Declarant/* Affiant does not have an equitable Interest in the cestui que trust* established by the application for, and the resulting issuance of a Social* Security Number, and in addition an Interest in the foreign situs trust as* evidenced by the birth certificate being on file as a registered United*
States security in the possession of the Depository Trust Company in New*
York City, and Declarant/Affiant believes no such evidence exist.
Declaration 12. Declarant/Affiant has no record or evidence that Declarant/* Affiant cannot express the trusts mentioned, and, as Grantor, modify/change* the terms of said trust to include a provision that payment may be directed* from the above-described WHFIT, and Dclarant/Affiant believes no such* evidence exists.
Declaration 13. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not use the private identifying numbers from the back side of* the social security card of TIMOTHY RAY HOWARD II with the proceeding ?E? as* evidence of the routing number for the new Richmond ,VA Federal Reserve Bank.* Furthermore, there is no evidence that adding two zeros to proceed the number* series on the back of the card to use as a valid account number to process* instruments and/or ACH deposits through the Federal Reserve system to the*
U.S. Treasury is not a true and factual method of execution, and Declarant/* Affiant believes no such evidence exists.
Declaration 14. Declarant/Affiant has no record or evidence that Declarant/* Affiant as Grantor/Beneficiary, cannot direct the Court(s) and/or Internal* Revenue Service agent(s) to settle, or assist in settling, any account(s) and* provide details/instructions as to the proper preparation and submittal of the* documentation and paperwork required for settlement/closure and/or recoupment* of ?funds? to Declarant/Affiant?s benefit, and Declarant/Affiant believes no* such evidence exists.
Declaration 15. Declarant/Affiant has no record or evidence that Declarant/* Affiant?s prior approval is not required to access the referenced WHFIT* account/funds, and that government/commercial agents acting without approval* are liable and can personally incur charges for Title 18 violations, and* Declarant/Affiant believes no such evidence exists.
Declaration 16. Declarant/Affiant has no record or evidence that Declarant/* Affiant is not a Non-resident Non-person expressing the cestui que trust, and* may not modify the indenture/rules naming David J. Kautter d/b/a/ The* commissioner of Internal Revenue , and/or successors and assigns as co-* Trustee(s) to settle the Declarant/Affiant?s/Beneficiary?s debts, dollar for* dollar, within ten days of receiving notice of a debt; additionally to monitor* the three credit rating companies so as to cause the correction and removal of* negative items from reporting records, and settle all civil and criminal court* case debts in name of same with private funds or credit(s) drawn from the* referenced WHFIT, and Declarant/Affiant believes no such evidence exists. Declaration 17. Declarant/Affiant has no record or evidence that Declarant/* Affiant, and/or his offspring and/or sibling, are not to be protected from any* harm, loss of property and/or loss of liberty, by action or deed, by* ?individuals? acting as agents or Representatives of ?corporation(s)?, as well* as the municipalities, agencies, and offices commonly known as ?government?,* and Declarant/Affiant believes no such evidence exists.
Declaration 18. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not name Matthew G. Whitaker d/b/a United States Attorney General,* and/or successors and assigns, as co-Trustee to enter the herein Beneficiary/* corporate person into the National Criminal Information Search database and* the local state CIS database to be identified /reported as ?do not detain?,* and that Declarant/Affiant, offspring and/or siblings are not free to travel* in their private, not-for-hire, non-commercial road machines, without state* and/or county ?registration? and without hindrance or delay by policy/statue* enforcers, and Declarant/Affiant believes no such evidence exists.
Declaration 19. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not name Joseph ?Jay? Clayton III d/b/a Chairman of the Securities* Exchange Commission, and/or successors and assigns, as co-Trustee to retrieve* all bonds issued on/for the Declarant/Affiant, pr under the Declarant/* Affiant?s name or ?employer identification number?, and make the funds/credits* received available for disbursement at Declarant/Affiant?s discretion, and* Declarant/Affiant believes no such evidence exists.
Declaration 20. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not name Mike Pompeo d/b/a United States Secretary of State, and/* or successors and assigns, as co-Trustee to provide to Declarant/Affiant, and* /or offspring and/or siblings diplomatic immunity and an American National* Passport for identification, travel and locomotion purposes, and Declarant/* Affiant believes no such evidence exists.
Declaration 21. Declarant/Affiant has no record or evidence that banks and* other vendors that have used Declarant/ Affiant?s private property,i.e.* signature/autograph for unjust enrichment, will not return every ?payment? and* /or ?dividends? plus interest accrued, for the past 24 years upon demand via* Original Issue Discount or by other proper filing of form(s) as instructed by* the IRS in Title 26, and Declarant/Affiant believes no such evidence exists. Declaration 22. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not direct a disbursement/payment, by simple signature of* acceptance (Acceptance for Value), Banker?s Acceptance or Bill of Exchange for* the balance owed on any incurred, existing or newly established obligation,* presentment or debt, in accordance with Title 26 ?674(b)(5)(b) and Internal* Revenue Manual 3.8.45.4.10.1, dated January 1, 2010, to settle any and all* controversy or claim from or before the agency in accordance with Declaration* 5 above, and Declarant/Affiant believes no such evidence exists.
Declaration 23. Declarant/Affiant has no record or evidence that the following* cites regarding Bills of Credit are not true, and Declarant/Affiant believes* no such evidence exists.
It is provided by Constitution of the United States, Art. I Sec. 10, that NO* STATE shall ?emit Bills of Credit, or make anything but gold and silver coin a* tender in payment or debts?
Such Bills of Credit are declared to mean Promissory Notes or Bills issued* exclusively on the credit of the STATE, and for the payment of which the faith* of the STATE ONLY is pledged, the prohibition, therefore, does not apply to* the notes of a state bank, drawn on the credit of a particular fund set apart* for the purpose. 2M?Cord?s R. 12; 2 Pet. R. 818, 11 Pet. R. 257
Bills of Credit may be defined to be paper issued and intended to circulate* through the community for its ordinary purposes, as MONEY REDEEMABLE at a* Future Day. 4 Pet. U. S. R. 410; Kent, Com. 407 4 Dall. R. xxiii.; Story.* Const.?? 1362 to 1364 1 Scam. R. 87, 526.
This phrase is used in another sense among merchants, it is a letter sent by* an agent or other person to a merchant, desiring him to give credit to the* bearer for the goods or money, Com. Dig. Merchant, F 3; 5 Sm. & Marsh. 491;*
R. M. Charlt. 151; 4 Pike, R. 44; 3 Burr. Rep. 1667.
Bill of Credit: in Constitutional Law, A Bill or Promissory Note issued by* the government of a state or nation, upon its faith and credit, designed to* circulate in the community as money, and Redeemable at a future day. Declaration 24. Declarant/Affiant has no record or evidence that Declarant/* Affiant may not, in any fashion or manner, use the income and credit available* in the designated Trust(s) to discharge or offset debt for acquisitions of* consumer goods, real property or other purchases by the proper filing of IRS* Form(s) 1099 series or others, or authentic instruments as required or* permitted, and Declarant/Affiant believes no such evidence exists.
Declaration 25. Declarant/Affiant has no record or evidence that the following* cites regarding Federal Reserve notes are not true, and Declarant/Affiant* believes no such evidence exists.
That the ?giving a (federal reserve) note does not constitute payment.? See* Eckhart v. Commr. I.R.S., 42 F.2d 158 (1930). ?checks, drafts, money orders,* and bank notes are not lawful money of the United States, State v. Nellon,*
43 Ore. 168 (1903).
That the use of a (federal reserve) ?Note? is only a promise to pay. See* Fidelity Savings v. Grimes, 156 Kan. 55 (1942). That the use of a (federal* reserve) ?Note? is only a promise to pay. See Fidelity Savings v. Grimes,* supra. That Legal Tender (federal reserve) Notes are not good and lawful money* of the United States. See Rains v. State, 143 Tenn. 168 (1920).
That (federal reserve) Notes do not operate as payment in the absence of an* agreement that they shall constitute payment, See Blackshear Mfg. Co. v.* Harrell, 191 Ga. 433 (1940).
Also, Federal Reserve Notes are valueless, See IRS Codes Section 1.1001.1-1*
(4657) C.C.H.
Declaration 26. Declarant/Affiant has no record or evidence that Declarant/* Affiant does not have an Unrestricted Claim of Right per Title 26 ?1341 of the* 1939 code, and Declarant/Affiant believes no such evidence exists.
Declaration 27. Declarant/Affiant has no record or evidence that denying or* impeding any acquisition mechanism properly executed by the Declarant/ Affiant* or any right to draw upon his claim and Interest in the Gold reserves at* value, held the Treasury of the United States, and his deficiency payment* caused by the WAR AND EMERGENCY ACT (Executive Order(s) 2039 and 2040), under* public policy (private law) of the ?New Deal? cheap Food policy (and others),* is not a direct violation of the Constitution for the united states of* America., seventeen-hundred and eighty-seven A.D., and Declarant/Affiant* believes no such evidence exists.
Declaration 28. Declarant/Affiant has no record or evidence that a Title 26* defined form of acquisition, secured by accounts receivable on deposit with* the Treasury for non-payment by the United States Treasury, and for the* purpose of discharging payment in like kind, debt-for-debt, is not the only* means by which Declarant/Affiant has of discharging the debt placed on him* by the United States(and ?its? subsidiaries), and Declarant/Affiant believes* no such evidence exists.
Declaration 29. Declarant/Affiant has no record or evidence that this Notice* and the filing of Internal Revenue Service form(s) including but not limited* to 1099-A, 1009-B, 1099-OID, 1099-DIV, and/or 1099-INTdoes not constitute a* discharge under the United States, INC. bankruptcy and insolvency, said* discharge being the only means Declarant/Affiant has of discharging the* public debt placed on Declarant/Affiant by the UNITED STATES, INC. through* Executive Order(s) 2019 and 2040 of March 6, 1933 and March 9, 1933, and* Declarant/Affiant believes no such evidence exists.
Declaration 30. Declarant/Affiant has no record or evidence that the TIMOTHY* RAY HOWARD II WHFIT is precluded from issuing private debt instruments with* Original Issue Discount (OID) as described in Regulations ?1.1271 through* ?1.275 of Title 26 CFR, and Declarant/Affiant believes no such evidence* exists.
Declaration 31. Declarant/Affiant has no record or evidence that the* instructions on how to report a private issue debt instrument with OID did* not exist in Regulation ?1.1271 through ?1.1275 of Title 26 CFR, and* Declarant/Affiant believes no such evidence exists.
Declaration 32. Declarant/Affiant has no record or evidence that Declarant/* Affiant is not designated as the beneficial owner of the trust bearing his* birth name in all capital letters; as defined in Subpart E, part I,* subchapter J, chapter I of the Code, and Declarant/Affiant believes no such* evidence exists.
Declaration 33. Declarant/Affiant has no record or evidence that the TIMOTHY* RAY HOWARD II WHFIT is not an investment trust as defined in ?301.7701-4(c),* and Declarant/Affiant believes no such evidence exists.
Declaration 34. Declarant/Affiant has no record or evidence that the TIMOTHY* RAY HOWARD II WHFIT is not an investment trust, or that, Howard II, Timothy* Ray, a Non-resident Non-person, is not a beneficial owner and Trust Interest* Holder (TIH), in the TIMOTHY RAY HOWARD II WHFIT as defined in paragraph (b)*
(20) of part 3, Title 26 CFR ?1.671-5, and Declarant/Affiant believes no* such evidence exists.
Declaration 35. Declarant/Affiant has no record or evidence that Declarations* 5, 6, and 7 of this Notice do not comprise a complete definition of what a* Widely Held Fixed Investment Trust is considered and accepted to be by the* Internal Revenue Service Regulation 1.671-5(b)(22), and Declarant/Affiant* believes no such evidence exists.
Declaration 36. Declarant/Affiant has no record or evidence that Regulation*
Part 1.671-5 does not make provisions for non-pro rata reporting in (D), sales* of trust interest on a secondary market in (G), Reporting Redemptions in (F),* and Reporting OID under safe harbor in (vii) of Title 26 CFR, and Declarant/* Affiant believes no such evidence exists.
Declaration 37. Declarant/Affiant has no record or evidence that a United* States person/Person who is a Widely Held Fixed Investment Trust is not* required to do all reporting on IRS form(s) 1099 or others as required per the* regulations per IRS Publication Catalog No. 27978B and 64171A, and No. 27980N,* and Declarant/Affiant believes no such evidence exists.
Declaration 38. Declarant/Affiant has no record or evidence that both Howard* II, Timothy Ray and his corporate/ trust identity TIMOTHY RAY HOWARD II WHFIT,* are not both entities considered Grantors, Trustees, beneficial owner(s), co-* Trustees, co-Beneficiaries, middlemen and/or nominees in the various trust* relationships, at different times, sustained in commerce, with the United* States, on a daily basis, and Declarant/Affiant believes no such evidence* exists.
Declaration 39. Declarant/Affiant has no record or evidence that IRS form(s)* 1099 or others as required do not bring all aspects of commercial transactions* to light, which is ordered for by The Patriot Act, Subtitle A, and Declarant/* Affiant believes no such evidence exists.
Declaration 40. Declarant/Affiant has no record or evidence that IRS form(s)* 1099-INT or others as required may not be used interchangeably with IRS* form(s) 1099-OID or others as required in certain cases as per Internal* Revenue Service catalog No. 27980N, Instructions for Form 1099-INT and 1099-* OID, and Declarant/Affiant believes no such evidence exists.
Declaration 41. Declarant/Affiant has no record or evidence that an Original* Issue Discount (OID) and private debt instruments are not valid under* Regulations ?1.1271-1, ?1.1271-2, ?1.1272-2, ?1.1271-3, through ?1.1275, and*
Declarant/Affiantbelieves no such evidence exists.
Declaration 42. Declarant/Affiant has no record or evidence that a private* debt instrument does not also include a private money order or Bill of* Exchange, and Declarant/Affiant believes no such evidence exists.
Declaration 43. Declarant/Affiant has no record or evidence that a Dividend* from the monetization of a signature or an instrument is not reportable as* per Internal Revenue Service catalog No. 27980B, Instructions for Form 1099-* DIV, and Declarant/Affiant believes no such evidence exists.
Declaration 44. Declarant/Affiant has no record or evidence that ?662 of the* US Code Title 26 does not require the reporting of distributed corpus or* income accumulating in a Widely Held Fixed Investment Trust, and Declarant/* Affiant believes no such evidence exists.
Declaration 45. Declarant/Affiant has no record or evidence that Declarant/* Affiant is not part of a ?national banking association?, i.e., an association* of nationwide private, unincorporated People engaged in the business of* banking to issue noted against obligations of the United States due them;* whose property and labor has been hypothecated as surety for the public debt,* the U.S. Government?s debt and currency, by legal definitions, and Declarant/* Affiant believes no such evidence exists.
Declaration 46. Declarant/Affiant has no record or evidence that Declarant/* Affiant is not able to tender private debt instruments for settlement of an* ?Obligations of THE UNITED STATES?, under Title 18 USC ?8, representing as* the* definition provides a ?certificate of indebtedness ..drawn upon and* authorize officer of the Unites States?, for example, the Secretary of the* Treasury, and ?issued under an Act of Congress? (in this instance: public law* 73-10, HJR-192 of 1933, Title 31 USC ?3123 and Title 31 USC ?5103) and by*
treaty (for example, the UNITED NATIONS CONVENTION ON INTERNATIONAL BILLS OF* EXCHANGE AND INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the Universa*
Postal Union headquartered in Bern,Switzerland, and Declarant/Affiant believes* no such evidence exists.
Declaration 47. Declarant/Affiant has no record or evidence that the* International Bills of Exchange or International Promissory Note, under* UNCITRAL, are not legal tender as national bank notes, or notes of a National* Banking Association, by legal and/or statutory definition (UCC 4-195, 12 CFR* ?229.2(e), ?210.29(d) and 12 USC ?1813), issued under Authority of the United* States Code, 31 USC ?392 and ?5103, which officially defines this as a* statutory legal tender obligation of THE UNITED STATES, and is issued in* accordance with 31 USC ?3123 and HJR-192 (1933), which establish and provide* for its issuance as ?Public Policy? in remedy for discharge of equity interest* recovery on that portion of the public debt to its Principals and Sureties,* bearing the obligation of THE UNITED STATES, and Declarant/Affiant believes no* such evidence exists.
Declaration 48. Declarant/Affiant has no record or evidence that the* referenced WHFIT is not an ?Executive Agency? per 5 USC ?105, and Declarant/* Affiant believes no such evidence exists.
Declaration 49. Declarant/Affiant has no record or evidence that the* referenced WHFIT is not an ? Agency? per 5 USC ?551, and Declarant/Affiant* believes no such evidence exists.
Declaration 50. Declarant/Affiant has no record or evidence that Declarant/* Affiant? is not a Title 48CFR ?53.210-1, Subpart 1.6. Warranted Contracting* Officer, and Declarant/Affiant believes no such evidence exists.
Declaration 51. Declarant/Affiant has no record or evidence that Declarant/* Affiant? should not immediately be issued a permanent and valid debit card,* without further request or action, or be provided access to authoritative* instructions or assistance to properly submit or file the required form(s) or* instrument(s) necessary to clear and process the issuance of the debit card,* or provide The Financial Management Service (FMS) US Debit Card or its* equivalent, as currently available, issued for the account of Howard II,* Timothy Ray as Grantor/Beneficiary of the TIMOTHY RAY HOWARD II WHFIT with a* daily minimum available balance/value of ($100,000.00) One Hundred Thousand* U.S. Dollars, and Declarant/Affiant believes no such evidence exists. Said* debit card,with any applicable P.I.N. number shall be issued without delay* in processing/delivery to: Howard II, Timothy Ray, Trustee, at: c/o 1201*
North La Brea Avenue, Ste 118, Inglewood, California Republic [90302].

MATTERS OF INTEREST
Involuntary Use: I am forced involuntarily to use U.S. funds such as Federal* Reserve Bank/System notes, commercial liability instruments and electronic* liability transactions as part of a scheme to compel the principals to impart* artificial commodity value to the liability evidenced thereon, on the* authority of Macleod v. Hoover, No.26395, S. Ct. (La.), 105 So. 305 (1925).* That court citing U.S. Bank v. Bank of Georgia, 23 U.S. 333 (1825) and Public* Law 97-248 (1982).
Legal Tender No Longer Required. In light of the holding of Guaranty Trust Co.*
v. Henwood, 307 U.S. 247 (1939), take notice?? ?As of October 27, 1977, legal* tender for discharge of debt is no longer required. That is because legal* tender is not in circulation at par with promises to pay credit? Baltimore and* Ohio R.R. v. State 36 Md. 519 (1872). There can be no requirement of repayment* in legal tender either, since legal tender was not loaned, nor in circulation* and repayment, or payment, and need only be made in equivalent kind; a* negotiable instrument.?
UCC 3-603 Clarification. ?if tender of payment of an obligation to pay an* instrument is made to a person entitled to enforce the instrument and the* tender id refused, there is discharge, to the extent of the amount of the* tender?? and
OREGON UCC ORS 81.010. ?Effect of unaccepted offer in writing to pay or* deliver. An offer in writing to pay a particular sum of money or to deliver a* written instrument or specific personal property is, if not accepted,* equivalent to the actual production and tender of the money, instrument or* property.? (This statue operates in other states via the rule of Para Materia). CALIFORNIA COMMERCIAL CODE 3603(b). If tender of payment of an instrument is* made to a person entitled to enforce the instrument and the tender is refused,* there is discharge, to the extent of the amount of the tender, of the* obligation of an indorser or accommodation party having a right of recourse* with respect to the obligation to which the tender relates.
WHEREFORE: Affiant can only discharge such debt/liability due to the fact that* the STATE OF CALIFORNIA removed the constitutional money that was to circulate* within the State of California whereby the undersigned could ?pay debts by* law? and the undersigned herein has been stopped in law from paying debts? at* law?. Since the STATE OF CALIFORNIA is a ?federal unit:, it would be a* violation of commercial ?due process? or ?fraud? to bar the undersigned from* accessing the remedy provided by Congress to discharge debts (liabilities)* ?dollar for dollar?. Dyett v. Turner, Warden, Utah State, 20 Utah 2d 403(
(1968).

U.S. Citizen/Assumed Business Name as Surety
I recognized that the U.S. citizen/Assumed Business Name presented is a legal* fiction. I also recognize that it is surety for the United States. As one of* the People, a Beneficiary of the several trust(s) created by the Constitution,* so declared in the Declaration of Independence, another constitution, and by* President Franklin D Roosevelt in 1933, the U.S. citizen/Assumed Business Name* is a surety and I recognize that I can use my prepaid trust account to* ?discharge? instruments received when issued and transferred to me for value.

Birth Certificate
I recognize the following statements as true on the public side about the* birth certificate:
1.The birth certificate is a result of the President?s Oath;
2.As a result of the president?s Oath, my birth certificate is evidence of the* obligation the United States owed to me;
3.The birth certificate represents value and is evidence of a pledge by the* U.S. citizen/Assumed Business Name to be a surety for the United States;
4.The birth certificate is security for the pledge of allegiance to the United* States and its statues, made by the U.S. citizen/Assumed Business Name;
5.The birth certificate is a security interest in the labor of the U.S.* citizen/Assumed Business Name the certificate represents, based on the U.S.* citizen?s/Assumed Business Name pledge to the United States;
6.The United States has an antecedent claim against the U.S. citizen?s/Assumed* Business Name labor through the pre-existing contract (pledge);
7.Provides use of exemptions, as in an Accepted for Value process, for* deposits/offsets of statements, offers, presentments, bills, tax bills, or an* IRS voucher through the private side.
I recognize the following statements as true on the private side about the* birth certificate:
1.The birth certificate is a receipt;
2.The birth certificate is evidence of a promise made by the President to the* People;
3.The birth certificate is security for the promise of distributions from the* trust to me as Beneficiary;
4.The birth certificate is a security interest in distribution from the trusts* established by the Declaration of Independence, the Constitution and by* President Franklin D. Roosevelt in 1933;
5.The birth certificate is a remedy that represents an antecedent claim I have* against the United States;
6.The birth certificate is evidence of a pre-existing contract;
7.The birth certificate represents the prepaid account I have available for* offsets.

Special Notice to the Federal Reserve- Instruments for and by the US*
I recognize that when the United States issues/presents an instrument or claim* ?for value? the actual objective is to ?get value? or ?to get consideration?* to settle or correct an account, controversy or claim.

Acceptance for Value Synopsis
I recognize that when I accept for ?value? any instrument presented to me, I* accept whatever consideration the United States has offered me as evidence of* an obligation it has to me as a Beneficiary, and I accept whatever* consideration is offered on the instrument transferred to me through the U.S.* citizen/Assumed Business Name represented herein. When I accept for value an* instrument presented to me by the United States or subsidiaries, in any* capacity, I may use a distribution from the trust(s) account(s) to discharge* or offset, as appropriate, the instrument via my prepaid account(s). I* recognize when I accept an instrument for value resulting offset is a* distribution from the bonds/trusts as a ?Bill of Credit?. By accepting such* an instrument for value and returning it for value, I can close the account* on behalf of the U.S. citizen/Assumed Business Name represented herein. In* this way, I fulfill the U.S. citizen?s/Assumed Business Name legal duty and* obligation to discharge the bill and my moral duty to close the account, if* appropriate. When I accept an instrument for value and return it for* settlement and closure of the account with the Secretary of the Treasury or* the IRS, this provides the ?payment? to balance the books and close or settle* the account or controversy.

And I recognize that I may process International Bills of Exchange, Bills of* Credit and Money Orders:
IRS Technical Support Division
c/o The Treasury UCC contract Trust Department of the IRS
Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220
To discharge/offset the debt account(s) of TIMOTHY RAY HOWARD II through the* U.S. Treasury.
OR
Federal Reserve Bank
Routing No. 051000033  Account No. 548435225
For the Federal Reserve to process the same through the U.S. Treasury and charge the same to:
TIMOTHY RAY HOWARD II for Account No. 54-8435225

I also recognize that I may issue Bills of Exchange in accordance with the* Internal Revenue Service Manual Section 3.8.45.4.10.1 (01-01-2010), such* instruments issued are in a self-constructed manner format until such time as* the IRS designates a specific format.

And I recognize that I may cause deposits to be made through any ACH Bank or* Depository with a Federal Reserve Bank affiliation.

Routing No. 051000033 Account No. 548435225
To Direct deposit to the account of TIMOTHY RAY HOWARD II
And charge the same through the U.S. Treasury and charge the same to:
TIMOTHY R. HOWARD II for Account No. 54-8435225


Endorsement Language for Instruments

I recognize that I can provide a qualified endorsement on a statement, offer,* presentment, bill, tax bill, or an IRS voucher as follows:

Bill of Credit Approved
Pay to the Order of
The United States Treasury
18 USC ?8/ UCC 3-603
Howard II, Timothy Ray
Authorized Representative
Exemption No. 548435225

Endorsement Language for Checks Made Payable to the U.S. Citizen/Assumed* Business Name Represented Herein
I recognize when I endorse a check made payable to the U.S. citizen/Assumed* Business Name represented herein, the way it is endorsed determines if the* negotiation of the check will be a taxable event to the endorser, or not. I* recognize by endorsing a check with a qualified endorsement indicating that* the check is exchanged for credit on account or is exchanged for Federal* Reserve Notes with n redeemable value, according to Title 12 USC Chapter 3* Subchapter XII ?411, I can control whether or not negotiation of the check* will be a table event to the endorser. Such an endorsement might be:* Deposited as credit on account for Federal Reserve Notes with no redeemable* value.
Or
Deposited as credit on account or exchanged for Federal Reserve Notes* pursuant to 12 USC ?411 as amended. I understand that this important* amendment is the one that removed the ?redeem-ability? from the statue. I* recognize that if I am working for an employer and the U.S. citizen/Assumed* Business Name represented herein is being paid as an employee, and if I* properly endorse every check made payable to the U.S. citizen/Assumed* Business Name represented herein so negotiation of the check is NOT a* taxable event as described herein, then all interested parties agree that* the U.S. citizen/Assumed Business Name represented herein would and should* file a W-8 BEN and I-9 as a non-resident alien with ?not subject? status.

International Bills of Exchange
Declarant/Affiant has no record or evidence that Declarant/Affiant cannot* directly issue International Bills of Exchange as long as they are properly* drafted within the published guidelines of the UNCITRAL Convention on* International Bills of Exchange and Promissory Notes (1988), and Declarant/* Affiant believes no such evidence exists.

Conclusion
As indicated the thirty (30) day notice to rebut is in effect. All recipients* of this Affidavit of Public Notice are bonded by statues, executive orders,* acts and codes that invoke the civil remedy in the several states, the United* States, The United Kingdom, United Nations and Rome to perform their duties* of office or position, or face charges that will result in one or more of the* following: UCC 9 Agricultural Lien, Maritime Lien, Federal Tort Claim, Arrest* of Bond, Tile 18 Violation Investigation, Tax Fraud Investigation, and/ or* Patriot Act, Subtitle A, Money Laundering Investigation.
No commercial harm can come to a Trustee/recipient receiving this Notice and* Claim who acts in honor. By accepting the terms of this agreement, you risk* no harm to yourself, your corporation, your office or your agency, The* Affiant holds no malice and wishes you no harm or injustice. By performing as* to the statues and tenets listed herein, you avoid malfeasance and bring* honor to all parties, your position, yourself, this contract, and to all* claims/accounts that you treat in accordance with the statements herein.* Please be advised that the provisions of Title 26 USC ?2044, Payment in Bond,* will result in a 18 USC ?371Defrauding the United States charge when the* public servant/corporate officer acts contrary to this agreement, which* carries a five (5) year prison sentence under Title 18 US Codes.
I, Howard II, Timothy Ray, Beneficiary, Living Man, Non-resident Non-person* on the private side, Authorized Representative/Interest Holder to TIMOTHY RAY* HOWARD II WHFIT the U.S citizen/Assumed Business Name on the public side.


  WITHOUT PREJUDICE
      By: _______________________________________
      Timothy Ray Howard II, Trustee
       ALL RIGHTS RESERVED WITHOUT THE US
       28 USC ?1746(1)
       c/o TIMOTHY RAY HOWARD II WHFIT Ens legis




Part II

Notice of Understanding, Intent and Claim of Right

I hereby present recipients with Notice of Understanding, Intent and Claim of* Right to avoid potential confusion or conflict, to maintain my honor, and* ensure clarity between all government agents/agencies and myself.

Peacefully, I desire to avoid conflict and to live with maximum freedom, I* continue to study the history of the united states of America and its legal* system. Common overstandings and observations lead to certain conclusions.* After reading various Acts and Statues, exploring the usage of language* therein, I now know that ?lawful? and ?legal? are two different words with* distinct definitions.

It also appears that Acts and Statues in the United States, Inc. are only* contracts based in/on commerce. Therefore, I now Notice the various* government officials, authorities and agents named herein and seek* confirmation, correction or denial by recipients.

Response is required, as described herein, within thirty (30) days of receipt* of this Notice in writing, in care of the Notary Public, noted below, by* registered mail. Provide proof of your claim under oath or attestation, under* your full commercial liability and under penalty of perjury pursuant to 28 USC* ?1746. A failure to respond will be assumed to be full agreement with my* understanding of matters contained within this Notice, Any response shall be* on a point-by-point basis and shall contain proof of a mistake or error in my* overstanding or else my overstanding shall stand as true, correct and* permanent unless revoked or modified.

Failure to dispute the claims herein as required above will result in default,* default creates acceptance and acceptance creates permanent, irrevocable* estoppel. Now specifically, in the United States, I overstand that both a* common law and a statutory law tradition exist. I also overstand that a statue* is a legislated rule of a society, which has the force of law upon the members* of that society, that society is defined as a fictional legal entity, such as* a corporation, person or citizen of the United States, Inc..

I also overstand that the United States Government/subsidiaries are NOT a* nation entity occupying a certain geographical location but merely a* corporation with de facto authority by action and practice. This corporation* can only make corporate/contract law, which has the force of law upon its* consenting members.

From my research, the ?law of the land? is the peaceful common law, which is* not influenced by Acts and Statues. Under common law, the rights, freedoms and* duties of private individuals have long been established, and, unlike statue* law, common law has had a progression toward more freedom and personal* responsibility rather than less, Among the rights and freedoms overstood by* common law are such things as the right to life, liberty, the pursuit of* happiness, property and use thereof, privacy, peace, to travel freely,* contract and commit commerce and trade in public and private without* harassment, intimidation or restriction of/by ?license?.

The obligations and duties of those living under common law are essentially to* ensure that one does not infringe or allow others to infringe upon those* inalienable and unalienable rights and freedoms. I have also learned that the* rights of a free spiritual being cannot be lawfully limited without consent,* as that would imply involuntary servitude.

Rights are not bestowed upon one by another, unless the first gives consent or* the first is the lawful property of the second. The very nature of the consent* is that it can only exist among equals with full disclosure and without* coercion or duress. I do not recall ever being sold or purchased as a slave,* nor do I recall giving my free consent to be governed or represented by any* governmental agent/agency or authority, although at times I have been deceived* and intimidated into submission.

These various rights and freedoms are self-evident and unalienable to just* ?be?. For lawful representation to exists there must be mutual consent, which* may be revoked/rescinded for any reason, depending on the nature of a specific* contract between the two parties.

I hereby notify recipients and any other interested parties that I revoke and* rescind my consent to be governed by corporate entities in their artificial* capacity with which I have no conscionable contract. I declare that I am not a* corporation, an insurer, or the legal representative of a decedent nor an*
 infant or an incompetent I, Timothy Ray Howard II, a Non-resident Non-person,* Native American Cherokee and Living Man, Acting peacefully and civilized* within community standards, I strive and inspire to exist free from violent* aggression or injury, reject wrongful acts and prosecutions endured or imposed* , and I seek quiet enjoyment of all my right(s), Interest(s), and property,* both tangible and intangible, and declare, for and on the record:

Any activity for which one must apply and receive a license or permit must be* a fundamentally statutory or State-sanctioned activity contrary to a non-* resident non-person?s right(s) and Interest(s), and

As I am a Non-resident Non-person and not a child (minor); I operate with fill* responsibility. I do not see need, nor can I be required, to ask for* permission to engage in lawful and peaceful activities, especially from those* entities who claim limited liability, and

A by-law is defined as a rule of a corporation, and

Corporations are legal fictions requiring valid contracts in order to claim* authority or control over their employees and other parties alleged, and

Legal fictions lack a soul and cannot exert control over those who are thus* blessed and operate with respect to that knowledge, as only a fool would allow* soulless fiction to dictate one?s actions, and I have a right to my property* without having to pay for the use or enjoyment of it, and

A summons is merely an ?invitation to attend?, and those issued by the United* States or any of Its agencies/subsidiaries create no obligation or dishonor if* and when disregarded, or met by ?special appearance?, and

Peace officers have a duty to distinguish between statues and law, and those* who attempt to enforce statues against a non-resident non-person are in fact* breaking the very law they are sworn to uphold, and

Permanent estoppels by default, lawfully bars any peace officer, government* agent or prosecutor from bringing charges against a non-resident non-person,* under any Act or Statue.

Therefore, Be it now known that I, Timothy Ray Howard II, a Non-resident Non-* person, do hereby state clearly, specifically, and unequivocally any intent to* peacefully and lawfully exist, free of all statutory obligations and/ or* restrictions, and do retain/maintain all my rights to contract, trade,* exchange, barter, communicate and travel.

Furthermore, I claim that these actions are not outside my community?s* standards, and that I will, in fact and deed, support the collective desire* for truth, peace, safety and rights to maximum freedom.

Additionally, I claim that anyone who interferes with my lawful, private* commercial activities, after having been served this Notice, and who fails to* properly dispute these claims or make lawful counterclaim as described* herein, is breaking the law and cannot claim as a defense good faith, or* color of right or Law. Any such transgression(s) will be subject to the fee*
schedule included herein and resolved by a properly convened court de jure or* a citizens? grand jury.

Additionally, I claim the courts in the United States are de facto, and are* in fact in the profitable business of conducting, witnessing and facilitating* the transactions of security interests. I further claim that they require the* consent of both parties prior to ?providing? any such service(s).

Furthermore, I claim all transactions in the nature of security interests* require the consent of both parties. I hereby deny consent to any transaction* of a security interest, issuing under any Act, for a Non-resident Non-person* is not subject to any Act.

Furthermore, I claim my Fee Schedule for any transgressions by peace* officers, government principals or agents or Justice system participants is* ($1000.00/min after warning) one thousand dollar per minute after warning, or* any portion thereof if being questioned, interrogated or in any way detained,* harassed or other attempts of regulation, transported, incarcerated or* subject to any adjudication process without my express written and Notarized* consent. All fees may be assessed retroactively from the ?initial point of* contact?, at Declarant discretion.

Furthermore, I claim the right to use a notary public to secure payment of* assessments uniform with this Fee Schedule against any transgressors who, by* their actions or omissions, trespass on my interests, me directly or by* proxy in any way.

Furthermore, I claim the right to convene a proper court de jure or citizens?* grand jury to address any potentially criminal actions of any peace officers,* government principals or agents or justice system participants who, having* been served notice of this claim and fail to dispute or make lawful* counterclaim, interfere with my sovereign activities or, by act or omission,* my lawful exercise of properly Noticed/claimed and established rights and* freedoms.

Furthermore, I claim the right to address, at a time and location of my* choice, any valid counterclaim(s) or dispute(s) publicly, in an open forum by* discussion and negotiation. And to capture on audio/video equipment said* discussion and negotiation for whatever lawful purpose or use as I see fit.

Furthermore, I claim the law of agent and principal applies and that service* upon one is service upon both. (Maximum of Law)


Duty To Speak
Declarant/Affiant has no record or evidence that the recipients are not* parties claiming relationship and office, therefore having the duty to speak,* and therefore lawfully respond, and believes no such evidence exists.

Declarant/Affiant states that parties in receipt of this Notice who wish to* dispute or rebut claims of fact and overstanding herein, or make* counterclaims thereto, must provide rebuttal in written form, point by point,* verified by certified documentation and accompanied by copies of lawful* evidence. Responses must be signed under oath and or attestation written* under the signer?s fill commercial capacity and signed under penalty of* perjury pursuant to 28 USC ?1746 stating the facts contained in your rebuttal* are true, correct and not misleading, mere declarations are insufficient.* Recipients have the lawful duty and obligation to respond as described herein* to the Notary Acceptor, at the address provided below, by registered mail no* later than thirty (30) days from the date of receipt as attested by a notary* certificate of service, PS Form 3811, or verification by electronic signature.

Non-response/partial response to this Notice is a dishonor and disregard of* duty thus established acceptance and agreement as fact by default, thus* creating a valid and binding contract by tacit approval, silence and* acquiescence, establishing a full and complete acceptance of all claims* herein, and creates a permanent and irrevocable estoppels, forever barring* future counterclaim(s) contemplating any claim or declaration herein, under* any Statue or Act.

A Notary Public has been used for timely and proper Notice as a courtesy to* prevent injury to recipients. Such use and that of Names or Titles,* Government or Corporate Codes, Statutes, Acts, citations, case rulings or* other private corporate regulations is coincidental and does not and shall* not be deemed an election to submit to foreign jurisdiction, under real,* imagined or implied consent, or to waive any rights, ownership, Interest,* title, claim or defense(s).

Declarant/Affiant affirm and declare, in the presence of the Creator, under* penalty of perjury under the laws of the United States of America and under* the laws of the State of California that, all Notice(s), Claims,* Averment(s) and Overstanding(s) herein to be true, complete and correct to* the best of his current knowledge and overstanding of the material* presented, with full transparency, in Good Faith and without Malice, with* the sole purpose and inherent right to correct the record.



Date: November 30, 2018

Place of claim of right: c/o 1201 North La Brea Avenue, Ste 118, Inglewood,* California Republic [90302], non-domestic without the US


                    WITHOUT PREJUDICE


By: ____________________________________
Declarant/Affiant
ALL RIGHTS RESERVED WITHOUT THE US
28 USC 1746(1)


















Jurat




State of  California   )

                                  )ss

County of  LOS ANGELES)


SUBSCRIBED AND AFFIRMED: On this ______ day of ________________, 2018* A.D., before me ____________________________________, Notary Public,*
personally appeared Howard II, Timothy Ray, Authorized Representative,* known to me (or proved to me on the basis of satisfactory evidence of* identification) to be the living man whose name is subscribed on this* NOTICE. Witnessed by my hand and official stamp, signed, sealed, and* delivered by hand, drafted by the above name Party.




[SEAL]                          Signature: _________________________
                                            (Name of Registrant)






                                           WITHOUT PREJUDICE



                           By: _________________________________
                           (Name of sponsor, trustee, or custodian)


                                   _________________________
                                              (Title)


Attest: ________________________
                 (Name)


        ________________________
               (Title)